December 9, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Bill.com Holdings, Inc.
Registration Statement on Form S-1
File No. 333-234730

Acceleration Request
	Requested Date:	December 11, 2019
	Requested Time:	4:00 p.m., Eastern Standard Time

Ladies and Gentlemen:

Pursuant to Rule 460 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), wish to advise you that between December 2, 2019 and the date hereof, we have distributed approximately 3,601 copies of the Preliminary Prospectus of Bill.com Holdings, Inc., a Delaware corporation (the “Registrant”), dated December 2, 2019, to underwriters, dealers, institutional investors and others.

We, the undersigned Representatives, have and will, and have been informed by the participating underwriters that they have and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the proposed offering.

In accordance with Rule 461 of the Securities Act, we hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Standard Time on December 11, 2019, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

[Signature Page Follows]

Very truly yours,

Goldman Sachs & Co. LLC BofA Securities, Inc. Jefferies LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

Goldman Sachs & Co. LLC

By:	/s/ Jeffrey M. Gido
Name: Jeffrey M. Gido
Title: Managing Director

BofA Securities, Inc.

By:	/s/ Magdalena Heinrich
Name: Magdalena Heinrich
Title: Managing Director

Jefferies LLC

By:	/s/ C. Cullom Davis
Name: C. Cullom Davis
Title: Vice Chairman

cc:	John Rettig, Chief Financial Officer and Executive Vice President

Raj Aji, Esq., General Counsel, Chief Compliance Officer and Corporate Secretary

Bill.com Holdings, Inc.

James D. Evans, Esq.

Mark C. Stevens, Esq.

Dawn H. Belt, Esq.

Nicolas H. R. Dumont, Esq.

Fenwick & West LLP

Raj S. Judge, Esq.

Andrew D. Hoffman, Esq.

Wilson Sonsini Goodrich & Rosati, P.C.